SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ELRON ELECTRONIC INDUSTRIES LTD.
(Name of Subject Company (Issuer))

DISCOUNT INVESTMENT CORPORATION LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.003 PER SHARE
(Title of Class of Securities)

290160100
(CUSIP Number of Class of Securities)

Shirit Caplan, Adv.
Corporate Secretary
Discount Investment Corporation Ltd.
3 Azrieli Center, Triangular Tower, 44th Floor, Tel Aviv 67023, Israel
(972) 3-607-5881
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Thomas H. Kennedy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000	Oded Eran, Adv. Nechama Brin, Adv. Goldfarb, Levy, Eran & Co. 2 Weizmann Street Tel Aviv 64239, Israel Telephone: (972) 3-608-9999

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$33,051,375	$4,187.60
*

For purposes of calculating the filing fee only, this amount is based on the offer to purchase 2,203,425 ordinary shares of Elron Electronic Industries Ltd. at a purchase price of $15.00 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☒	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Discount Investment Corporation Ltd., an Israeli company (“Discount”), and relates to the offer by Discount to purchase 2,203,425 outstanding ordinary shares, nominal (par) value NIS 0.003 per share (the “Shares”), of Elron Electronic Industries Ltd. (“Elron”), at $15.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated July 16, 2004 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)          The information set forth in Section 8 (“Information Concerning Elron”) of the Offer to Purchase is incorporated herein by reference.

(b)          The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c)          The information set forth under “Introduction,” Section 6 (“Price Range of the Shares”) and Section 8 (“Information Concerning Elron”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c)    The information set forth in the Offer to Purchase under “Introduction,” Section 9 (“Information Concerning Discount”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)          The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•            “Summary Term Sheet;”

•            “Introduction;”

•            “Background to the Offer;”

•            Section 1 (“Terms of the Offer; Proration; Expiration Date”);

•            Section 2 (“Acceptance for Payment and Payment”);

•            Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

•            Section 4 (“Withdrawal Rights”);

•            Section 5 (“Material U.S. Federal Income Tax and Israeli Income Tax  Considerations”);

•            Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•            Section 10 (“Sources and Amount of Funds”);

•            Section 11 (“Conditions to the Offer”);

•            Section 12 (“Legal Matters and Regulatory Approvals”); and

•            Section 14 (“Miscellaneous”).

            The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), is also incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b)          The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer,” Section 9 (“Information Concerning Discount”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)          The information set forth in the Offer to Purchase under “Background to the Offer - Background” and “Background to the Offer - Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7)          The information set forth in the Offer to Purchase under “Background to the Offer - Plans for Elron after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning Discount”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d)          The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer – Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b)          The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer – Beneficial Ownership of Shares,” “Background to the Offer – Related Party Transactions,” Section 9 (“Information Concerning Discount”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)          The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b)          Financial and pro forma information with respect to Discount has not been included in this Schedule TO because Discount believes that such financial statements are not material to the decision of holders of Shares whether to sell, tender or hold the Shares in the Offer. Discount believes that its financial condition is not material because (i) the consideration offered for the Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, (iii) Discount already beneficially owns approximately 38.5% of Elron’s issued and outstanding shares and, accordingly, already has significant influence over Elron, and (iv) Discount has sufficient cash to purchase the Shares and, as described in the Offer, the Israeli Depositary agreed to guarantee Discount’s obligation to pay for the Shares tendered in the Offer.

ITEM 11. ADDITIONAL INFORMATION.

(a)          The information set forth in the Offer to Purchase under “Background to the Offer” (“Interest of Persons in the Offer,” “Related Party Transactions”), Section 7 (“Effect of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning Discount”) and Section 13 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference.  Discount is not aware of any pending material legal proceedings relating to the Offer.

(b)          The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

               On July 16, 2004, Discount issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(A) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 16, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by Discount on July 16, 2004.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on July 16, 2004.*

(a)(5)(C)	Form of Acceptance and Objection Notices to be filed with the Israeli Securities Authority on July 16, 2004.*

(b)	Not applicable.

(d)(1)	Voting Agreement, dated September 29, 2003, by and between Discount and Elron. (1)

(d)(2)	Discount’s Amendment No. 13 to Schedule 13D relating to its ownership of shares of Elron, pages 11 through 30 (inclusive) of which are incorporated herein by reference. (2)

(g)	Not Applicable.

(h)	Not Applicable.

* English translation from Hebrew.

(1)	Previously filed as Exhibit 1 to Discount’s Amendment No. 1 to Schedule 13D (filed September 30, 2003) relating to its ownership of shares of Given Imaging Ltd.

(2)	Discount’s Amendment No. 13 to Schedule 13D relating to its ownership of shares of Elron (filed June 27, 2003).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DISCOUNT INVESTMENT CORPORATION LTD.

	By: /s/ Oren Lieder	/s/ Shlomo Cohen

	Name: Oren Lieder	Name: Shlomo Cohen, Adv.
	Title: Senior Vice President and Chief Financial Officer	Title: Legal Counsel

Dated: July 16, 2004

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated July 16, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(F)	Notice of Objection.

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).

(a)(5)(A)	Text of Press Release issued by Discount on July 16, 2004.

(a)(5)(B)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on July 16, 2004.*

(a)(5)(C)	Form of Acceptance and Objection Notices to be filed with the Israeli Securities Authority on July 16, 2004.*

(b)	Not applicable.

(d)(1)	Voting Agreement, dated September 29, 2003, by and between Discount and Elron. (1)

(d)(2)	Discount’s Amendment No. 13 to Schedule 13D relating to its ownership of shares of Elron, pages 11 through 30 (inclusive) of which are incorporated herein by reference. (2)

(g)	Not Applicable.

(h)	Not Applicable.

* English translation from Hebrew.

(1)	Previously filed as Exhibit 1 to Discount’s Amendment No. 1 to Schedule 13D (filed September 30, 2003) relating to its ownership of shares of Given Imaging Ltd.

(2)	Discount’s Amendment No. 13 to Schedule 13D relating to its ownership of shares of Elron (filed June 27, 2003).